13RECORDING REQUESTED BY RECORDED MAIL TO:

U.S. BANK NATIONAL ASSOCIATION
633 W. FIFTH STREET, 24TH FLOOR
LOS ANGELES, CA 90071
ATTN: CORPORATE TRUST SERVICES

Index as a UCC Filing and an Indenture
This is a Security Agreement and a Mortgage of Chattels
as well as a Mortgage of Real Estate and Other Property

FORTY-NINTH SUPPLEMENTAL INDENTURE

FROM

SAN DIEGO GAS & ELECTRIC COMPANY

TO

U.S. BANK NATIONAL ASSOCIATION

****

Dated as of June 1, 2004

---

[*] For convenience only and not part of the Forty-Ninth Supplemental Indenture

ARTICLE VI

SERIES AAA BONDS

ARTICLE VII

MISCELLANEOUS PROVISIONS

**THIS FORTY-NINTH SUPPLEMENTAL INDENTURE IS A SECURITY
AGREEMENT AND A MORTGAGE OF CHATTELS AS WELL AS
A MORTGAGE OF REAL ESTATE AND OTHER PROPERTY**

THIS FORTY-NINTH SUPPLEMENTAL INDENTURE, dated as of the first day of June, 2004, by and between SAN DIEGO GAS & ELECTRIC COMPANY, a corporation duly organized and existing under and by virtue of the laws of the State of California, having its principal office in that State in the City of San Diego (the "Company"), and U.S. BANK NATIONAL ASSOCIATION, a banking association duly organized under an act known as the "National Bank Act", of the United States of America, having a corporate trust office in the City of Los Angeles, State of California, as Trustee (the "Trustee").

WHEREAS, the Company executed and delivered a Mortgage and Deed of Trust (the "Original Indenture"), dated July 1, 1940, to The Bank of California, National Association, as predecessor trustee to Bankers Trust Company of California, National Association, as predecessor trustee to First Trust of California, National Association, (subsequently renamed U.S. Bank Trust National Association) as predecessor trustee to the Trustee, to secure payment of the principal of and the interest on all bonds of the Company at any time outstanding thereunder according to their tenor and effect, and to provide the terms and provisions with respect to its First Mortgage Bonds, 3 3/8% Series due July 1, 1970, issued in the aggregate principal amount of $16,000,000 and heretofore retired; and

WHEREAS, the Company executed and delivered to the then current trustee, a First Supplemental Indenture dated as of December 1, 1946, a Second Supplemental Indenture dated as of Much 1, 1948, a Third Supplemental Indenture dated as of April 1, 1952, a Fourth Supplemental Indenture dated as of April 1, 1954, a Fifth Supplemental Indenture dated as of October 1, 1955, a Sixth Supplemental Indenture dated as of October 1. 1957, a Seventh Supplemental Indenture dated as of October 1, 1960, an Eighth Supplemental Indenture dated as of March 1, 1967, a Tenth Supplemental Indenture dated as of December 1, 1968, an Eleventh Supplemental Indenture dated as of February 1, 1970, a Twelfth Supplemental Indenture dated as of September 1, 1971, a Thirteenth Supplemental Indenture dated as of January 15, 1974, a Fourteenth Supplemental Indenture dated as of December 15, 1974, a Fifteenth Supplemental Indenture dated as of May 1, 1975, a Seventeenth Supplemental Indenture dated as of July 15, 1976, an Eighteenth Supplemental Indenture dated as of March 15, 1977, a Nineteenth Supplemental Indenture dated as of May 1, 1978, a Twentieth Supplemental Indenture dated as of March 15, 1980, a Twenty-First Supplemental Indenture dated as of August l, 1980, a Twenty-Second Supplemental Indenture dated as of July 15, 1981, a Twenty-Third Supplemental Indenture dated as of January 15, 1982, a Twenty-Fourth Supplemental Indenture dated as of August 16, 1982, a Twenty-Fifth Supplemental Indenture dated as of August 16, 1982, a Twenty-Sixth Supplemental Indenture dated as of August 16, 1982, a Twenty-Seventh Supplemental Indenture dated as of June 1, 1983, a Twenty-Eighth Supplemental Indenture dated as of July 15, 1983, a Twenty-Ninth Supplemental Indenture dated as of September 1, 1983, a Thirty-First, Supplemental Indenture dated as of May 1, 1984, a Thirty-Second Supplemental Indenture dated as of December 1984, a Thirty-Third Supplemental Indenture dated as of September 1, 1985, a Thirty-Fourth Supplemental Indenture dated as of December 1, 1985, a Third-Fifth Supplemental Indenture dated as of July 1, 1986, a Thirty-Sixth Supplemental Indenture dated as of December 1, 1986, a Thirty-Seventh Supplemental Indenture dated as of September 1, 1987, a Thirty-Eighth Supplemental Indenture dated as of April 15, 1990, a Thirty-Ninth Supplemental Indenture dated as of December 1, 1991, a Fortieth Supplemental Indenture dated as of April 1, 1992, a Forty-First Supplemental Indenture dated as of June 15, 1992, a Forty-Second Supplemental Indenture dated as of September 1, 1992, a Forty-Third Supplemental Indenture dated as of December 1, 1992, a Forty-Fourth Supplemental Indenture dated as of April 1, 1993, a Forty-Fifth Supplemental Indenture dated as of June 1, 1993, a Forty-Sixth Supplemental Indenture dated as of July 1, 1993, a Forty-Seventh Supplemental Indenture dated as of June 1, 1995 and a Forty-Eighth Supplemental Indenture dated as of June 1, 1995, whereby, among other things, the Company set forth certain of the particulars of the Bonds of series designated "First Mortgage Bonds, 2 3/4% Series due December 1, 1981" issued in the aggregate principal amount of $2,800,000; "First Mortgage Bonds, Series C due 1978" issued in the aggregate principal amount of $10,000,000; "First Mortgage Bonds, Series D due 1982" issued in the aggregate principal amount of $512,000,000; "First Mortgage Bonds, Series E due 1984" issued; in the aggregate principal amount of $17,000,000; "First Mortgage Bonds, Series F due 1985" issued in the aggregate principal amount of $18,000,000; "First Mortgage Bonds, Series G due 1987" issued is the aggregate principal amount of $12,000,000; "First Mortgage Bonds, Series H due 1990" issued in the aggregate principal amount of $30,000,000; "First Mortgage Bonds, Series I due 1997" issued in the aggregate principal amount of $25,000,000; "First Mortgage

Bonds, Series J due 1998" issued in the aggregate principal amount of $35,000,000; "First Mortgage Bonds; Series K due 2000" issued in the aggregate principal amount of $40,000,000; "First Mortgage Boards, Series L due 2001" issued in the aggregate principal amount of $45,000,000; "First Mortgage Bonds, Series M due 2004" issued in the aggregate principal amount of $75,000,000; "First Mortgage Bonds, Series N due 1979" issued in the aggregate principal amount of $50,000,000; "First Mortgage Bonds, Series O due 1982" issued in the aggregate principal amount of $40,000,000; "First Mortgage Bonds, Series P due 2006" issued in the aggregate principal amount of $45,000,000; "First Mortgage Bonds, Series Q due 2007" issued in the aggregate principal amount of $50,000,000; "First Mortgage Bonds, Series R due 2008" issued in the aggregate principal amount of $50,000,000; "First Mortgage Bonds, Series S due 2010" issued in the aggregate principal amount of $50,000,000; "First Mortgage Bonds, Series T due 2010" issued in the aggregate principal amount of $75,000,000; "First Mortgage Bonds, Series U-1 due 1984, and U-2 due 1994" issued in the aggregate principal amount of $6,567,000 for Series U-1 and $13,268,000 for Series U-2, "First Mortgage Bonds, Series V due 2011" issued in the aggregate amount of $50,000,000, "First Mortgage Bonds, Series W due 1988" issued in the aggregate principal amount of $40,000,000; "First Mortgage Bonds, Series X due 1987" issued in the aggregate principal amount of $20,000,000; "First Mortgage Bonds, Series Y due 1987" issued in the aggregate principal amount of $15,000,000; "First Mortgage Bonds, Series Z, due 2013" issued in the aggregate principal amount of $65,000,000; "First Mortgage Bonds, Series AA, due 2018" issued in the aggregate principal amount of $150,000,000; "First Mortgage Bonds, Series BB, due 2018" issued in the aggregate principal amount of $150,000,000; "First Mortgage Bonds, Series CC, due 2008" issued in the aggregate principal amount of $53,000,000; "First Mortgage Bonds Series DD, due 2008" issued in the aggregate principal amount of $27,000,000; "First Mortgage Bonds, Series EE, due 2015" issued in the aggregate principal amount of $100,000,000; "First Mortgage Bonds, Series FF, due 2007" issued in the aggregate principal amount of $35,000,000; "First Mortgage Bonds, Series GG, due 2021" issued in the aggregate principal amount of' $44,250,000; "First Mortgage Bonds, Series HH, due 2021" issued in the aggregate principal amount of $381,350,000; "First Mortgage Bonds, Series II due 2023" issued in the aggregate principal amount of $25,000,000; "First Mortgage Bonds, Series JJ, due 2015" issued in aggregate principal amount of $100,000,000; "First Mortgage Bonds, Series KK, due 2015" issued in the aggregate principal amount of $14,400,000; "First Mortgage Bonds, Series LL, due 2022" issued in the aggregate principal amount of $60,000,000, "First Mortgage Bonds, Series MM due 2002" issued in the aggregate principal amount of $80,000,000; "First Mortgage Bonds, Series NN", issued in the aggregate principal amount of $118,615,000; "First Mortgage Bands, Series OO", issued in the aggregate principal amount of $250,000,000; "First Mortgage Bonds, Series PP, due 2018" issued in the aggregate principal amount of $70,795,000; "First Mortgage Bonds, Series QQ, due 2018" issued in the aggregate principal amount of $14,915,000; "First Mortgage Bonds, Series RR, due 2021" issued in the aggregate principal amount of $60,000,000, and "First Mortgage Bonds, Series SS, due 2018" issued in the aggregate principal amount of $92,945,000, "First Mortgage Bonds, Series TT due 2020" issued in the aggregate principal amount of $57,650,000 and "First Mortgage Bonds, Series UU due 2020" issued in the aggregate principal amount of $16,700,000, respectively, all of which First Mortgage Bonds are presently issued and outstanding, except the 2 3/4% Series due 1981, the Series C due 1978, the Series D due 1982, the Series E due 1984, the Series F due 1985, the Series G due 1987, the Series H due 1990, the Series I due 1997, the Series J due 1998, the Series K due 2000, the Series L due 2001, the Series M due 2004, the Series N due 1979, the Series 0 due 1982, the Series P due 2006, the Series Q due 2007, the Series R due 2008, the Series S due 2010, the Series T due 2010, the Series U-1 due 1984, the Series U-2 due 1994, the Series V due 2011, the Series W due 1988, the Series X due 1987, the Series Y due 1987, the Series Z due 2013, the Series AA due 2018, the Series BB due 2018, the Series CC due 2008, the Series DD due 2008, the Series EE due 2015, the Series FF due 2007, the Series GG due 2021, the Series HH due 2021, the Series II due 2023, the Series JJ due 2015, the Series LL due 2022, the Series MM due 2022, the Series QQ due 2018 and the Series UU due 2020, which have heretofore been retired or redeemed; and

WHEREAS, certain of the provisions of the Original Indenture have been amended by the aforesaid Second and Tenth Supplemental Indentures, a Ninth Supplemental Indenture dated as of August 1, 1968, a Sixteenth Supplemental Indenture dated August 28, 1975, and a Thirtieth Supplemental Indenture dated September 23, 1983; and

WHEREAS, the Original Indenture and each of said Supplemental Indentures have been recorded in the Official Records of the Recorders of the Counties of San Diego, Orange, Riverside, and Imperial in the State of California and the Counties, Yuma and Maricopa in the State of Arizona, as follows:

Document	Official Records	Counties of			
		San Diego	Orange	Riverside	Imperial
Original Indenture	Book	1087	1062	1765	1369
	Page	1	300	364	232
	Date	Oct. 10, 1940	Oct. 10, 1940	July 13, 1955	Nov. 22, 1974
First Supplemental Indenture	Book	2321	1506	1765	1369
	Page	48	472	499	332
	Date	Jan. 2, 1947	Jan. 9, 1947	July 13, 1955	Nov. 22, 1974
Second Supplemental Indenture	Book	2537	1616	1765	1369
	Page	363	190	448	343
	Date	Mar. 16, 1948	Mar. 15, 1948	July 13, 1955	Nov. 22, 1974
Third Supplemental Indenture	Book	4424	2311	1765	1369
	Page	535	116	475	370
	Date	Apr. 3, 1952	Apr. 3, 1952	July 13, 1955	Nov. 22, 1974
Fourth Supplemental Indenture	Book	5193	2701	1765	1369
	Page	217	153	336	409
	Date	Apr. 2, 1954	Apr. 2, 1954	July 13, 1955	Nov. 22, 1974
Fifth Supplemental Indenture	Book	5893	3304	1829	2369
	Page	291	205	3	456
	Date	Dec. 5, 1955	Dec. 5, 1955	Dec. 5, 1955	Nov. 22, 1974
Sixth Supplemental Indenture	Book	6829	4099	2175	1369
	Page	390	109	538	492
	Date	Nov. 12, 1957	Nov. 12, 1957	Nov. 12, 1957	Nov. 22, 1974
Seventh Supplemental Indenture	Book	1960 Series 1	5455	2780	1369
	Page	File No. 202061	385	3	541
	Date	Oct. 10, 1960	Oct. 10, 1960	Oct. 10, 1960	Nov. 22, 1974
Eighth Supplemental Indenture	Book	1967 Series 8	8197	Endorsement	1369
	Page	File No. 33860	129	No. 20925	618
	Date	Mar. 13, 1967	Mar. 13, 1967	Mar. 13, 1967	Nov. 22, 1974
Ninth Supplemental Indenture	Book	1968 Series 9	8691		1369
	Page		69		694
	Doc. No.	138926	9816	78781	
	Date	Aug. 14, 1968	Aug. 14, 1968	Aug. 14, 1968	Nov. 22, 1974
Tenth Supplemental Indenture	Book	1968 Series 9	8810	Endorsement	1369
	Page		375	No. 119982	706
	Doc. No.	215131			
	Date	Dec. 9, 1968	Dec. 9, 1968	Dec. 9,1968	Nov. 22, 1974
Eleventh Supplemental Indenture	Book	1970	9217	Endorsement	1369
	Page		516	No. 14780	725
	Doc. No.	27782			
	Date	Feb. 16, 1970	Feb. 16, 1970	Feb.16, 1970	Nov. 22, 1974
Twelfth Supplemental Indenture	Book	File/Page	9810	Endorsement	1369
	Page	No. 212688	539	No. 106508	744
	Date	Sept. 20, 1971	Sept. 20, 1971	Sept. 20, 1971	Nov. 22, 1974
Thirteenth Supplements Indenture	Book	File/Page	11055	Endorsement	1369
	Page	No. 74-006878	1	No. 3853	763
	Date	Jan. 10, 1974	Jan. 10, 1974	Jan. 10, 1974	Nov. 22, 1974
Fourteenth Supplemental Indenture	Book	File/Page	11303	Endorsement	1369
	Page	No. 74-322156	458	No. 157219	1689
	Date	Dec. 11, 1974	Dec. 11, 1974	Dec. 11, 1974	Dec. 11, 1974
Fifteenth Supplemental Indenture	Book	File/Page	11395	Instrument	1374
	Page	No. 755-108612	1879	No. 52617	809
	Date	May 7, 1975	May 7, 1975	May 7, 1975	May 7, 1975

3

Document	Official Records	Counties of			
		San Diego	Orange	Riverside	Imperial
Sixteenth Supplemental Indenture	Book Page Date	File/ Page No. 75-235624 Sept. 2, 1975	11500 1620 Sept. 2, 1975	Instrument No. 107732 Sept. 3, 1975	1378 952 Sept. 2, 1975
Seventeenth Supplemental Indenture	Book Page Date	File/Page No. 76-224493 July 16, 1976	11815 640 July 16, 1976	Instrument No. 103484 July 16, 1976	1389 687 July 16, 1976
Eighteenth Supplemental Indenture	Book Page Date	File/Page No. 77-100483 Mar. 18, 1977	12110 58 Mar. 18, 1977	Instrument No. 45619 Mar. 18, 1977	1398 1675 Mar. 18, 1977
Nineteenth Supplemental Indenture	Book Page Date	File/ Page No. 78-194210 May 12, 1978	12672 1803-1822 May 12, 1978	Instrument No. 94450 May 12, 1978	1415 1638 May 12, 1978
Twentieth Supplemental Indenture	Book Page Date	File/Page No. 80-082569 Mar. 11, 1980	13530 722 Mar. 11, 1980	Instrument No. 47195 Mar. 11, 1980	1448 1221 Mar. 11, 1980
Twenty-First Supplemental Indenture	Book Page Date	File/Page No. 80-245100 Aug. 1, 1980	13687 349 Aug. 1, 1980	Instrument No. 139349 Aug. 1, 1980	1455 1660 Aug. 1, 1980
Twenty-Second Supplemental Indenture	Book Page Date	File/Page No. 81-22576 July 17, 1981	Instrument No. 24605 July 17, 1981	Instrument No. 135815 July 17, 1981	1472 508 July 17, 1981
Twenty-Third Supplemental Indenture	Book Page Date	File/Page No. 82-02387 Jan. 27, 1982	Instrument No. 82-031423 Jan. 27, 1982	Instrument No. 16093 Jan. 27, 1982	1479 1714 Jan. 27, 1982
Twenty-Fourth Supplemental Indenture	Book Page Date	File/Page No. 82-257258 Aug. 19, 1982	File/Page No. 82-291894 Aug. 19, 1982	File/Page No. 82/143370212 Aug. 19, 1982	1489 Aug. 19, 1982
Twenty-Fifth Supplemental Indenture	Book Page Date	File/Page No. 82-257259 Aug. 19, 1982	File/Page No. 82-291895 Aug. 19, 1982	File/Page No. 82-143371 Aug. 19, 1982	1489 236 Aug. 19, 1982
Twenty-Sixth Supplemental Indenture	Book Page Date	File/Page No. 82-257260 Aug. 19, 1982	File/Page No. 82-291896 Aug. 19, 1982	File/Page No. 82/143372260 Aug. 19, 1982	1489 Aug. 19, 1982
Twenty-Seventh Supplemental Indenture	Book Page Date	File/Page No. 83-200545 June 15, 1983	File/Page No. 83-253901 June 15, 1983	File/Page No. 118670 June 15, 1983	1503 743 June 15, 1983
Twenty-Eighth Supplemental Indenture	Book Page Date	File/Page No. 83-252396 July 22, 1983	File/Page No. 83-316224 July 22, 1983	File/Page No. 147671 July 22, 1983	1505 583 July 22, 1983
Twenty-Ninth Supplemental Indenture	Book Page Date	File/Page 83-339007 Sept. 22, 1983	File/Page 83-417956 Sept. 22, 1983	File/Page 194083 Sept. 22, 1983	1508 1425 Sept. 22, 1983

		Counties of	
		Yuma	Maricopa
Thirtieth Supplemental Indenture Consisting of Original and Twenty-Nine Supplemental Indentures thereto	Book Page Book Page Date	Docket 1352 272-1002 Docket 1353 1-264 Sept. 28, 1983	File No. 83-399354 Oct. 3, 1983

Document	Official Records	Counties of San Diego	Orange	Riverside	Imperial	Yuma	Maricopa
Thirty-First	Book	File/Page	File/Page	File/Page	1520	Docket 1382	File No.
Supplemental	Page	84-161897	84-180870	92011	1552	743-761	84-186813
Indenture	Date	5/2/84	5/2/84	5/2/84	4/30/84	4/30/84	5/2/84
Thirty-Second	Book	File/Page	File/Page	File/Page	1533	Docket 1413	File No.
Supplemental	Page	84-466428	84-517843	267452	753	216-235	84-537706
Indenture	Date	12/14/84	12/14/84	12/14/84	12/14/84	12/14/84	12/14/84
Thirty-Third	Book	File/Page	File/Page	File/Page	1546	Docket 1450	File No.
Supplemental	Page	85-323210	85-333505	198810	708	816	85-418309
Indenture	Date	9/4/85	9/4/85	9/4/85	9/4/85	9/4/85	9/4/85
Thirty-Fourth	Book	File/Page	File/Page	File/Page	1550	Docket 1463	File No.
Supplemental	Page	85-42465	85-481794	270136	1573	215	85-568874
Indenture	Date	12/2/85	12/2/85	12/2/85	12/3/85	12/3/85	12/2/85
Thirty-Fifth	Book	File/Page	File/Page	File/Page	1562	Docket 1491	File No.
Supplemental	Page	86-279922	86-290957	158161	549	639-657	86-347412
Indenture	Date	7/8/86	7/8/86	7/8/86	7/8/86	7/8/86	7/8/86
Thirty-Sixth	Book	File/Page	File/Page	File/Page	1571	Docket 1512	File/Page
Supplemental	Page	86-576027	86-606666	314771	240	5-24	86-680502
Indenture	Date	12/10/86	12/10/86	12/10/86	12/10/86	12/10/86	12/10/86
Thirty-Seventh	Book	File/Page	File/Page	File/Page	1588	Docket 1555	File/Page
Supplemental	Page	87-532270	87-530266	273181	844	844	87-585903
Indenture	Date	9/21/87	9/21/87	9/21/87	9/21/87	9/21/87	9/21/87
Thirty-Eighth	Book	File/Page	File/Page	File/Page	1646	Docket 1686	File/Page
Supplemental	Page	90-217585	90-212277	146794	1280	92-120	88-176460
Indenture	Date	4/23/90	4/23/90	4/23/90	4/23/90	4/23/90	4/23/90
Thirty-Ninth	Book	File/Page	File/Page	File/Page	1687	Docket 1771	File/Page
Supplemental	Page	91-632073	91-674397	425578	743	711-728	91-0574751
Indenture	Date	12/09/91	12/09/91	12/09/91	12/09/91	12/09/91	12/09/91
Fortieth	Book	File/Page	File/Page	File/Page	Book/Page	Docket 1790	File/Page
Supplemental	Page	92-185636	92-202372	115201	92-06577	954-970	92-0169646
Indenture	Date	4/1/92	4/1/92	4/1/92	4/1/92	4/1/92	4/1/92
Forty-First	Book	File/Page	File/Page	File/Page	Book/Page	Docket 1804	File/Page
Supplemental	Page	92-0363471	92-393790	214904	92-011833	73-88	92-0317072
Indenture	Date	6/11/92	6/11/92	6/11/92	6/11/92	6/11/92	6/11/92
Forty-Second	Book	File/Page	File/Page	File/Page	Book/Page	Docket 1824	File/Page
Supplemental	Page	92-0650893	92-692066	384167	92-21988	670-689	92-0575062
Indenture	Date	10/13/92	10/13/92	10/13/92	10/13/92	10/13/92	10/13/92
Forty-Third	Book	File/Page	File/Page	File/Page	Book/Page	Docket 1834	File/Page
Supplemental	Page	92-0788665	92-845626	471625	92-27082	187-206	92-0700568
Indenture	Date	12/9/92	12/10/92	12/10/92	12/9/92	12/9/92	12/9/92
Forty-Fourth	Book	File/Page	File/Page	File/Page	Book/Page	Docket 1859	File/Page
Supplemental	Page	93-0257065	93-0277892	153382	93-009487	Fee 09300	93-0246725
Indenture	Date	4/27/93	4/27/93	4/27/93	4/27/93	4/27/93	4/26/93
Forty-Fifth	Book	File/Page	File/Page	File/Page	Book/Page	Docket	File/Page
Supplemental	Page	93-0395609	93-0420127	239922	93-14224	Fee 14413	93-0403060
Indenture	Date	6/23/93	6/23/93	6/23/93	6/23/93	6/23/93	6/23/93

Document	Official Records	Counties of					
		San Diego	Orange	Riverside	Imperial	Yuma	Maricopa
Forty-Sixth	Book	File/Page	File/Page	File/Page	Book/Page	Docket	File/Page
Supplemental	Page	93-0474705	93-0496100	288868	93-17399	Fee 17163	93-0487598
Indenture	Date	7/26/93	7/26/93	7/27/93	7/27/93	7/27/93	7/27/93
Forty-Seventh	Book	File/Page	File/Page	File/Page	Book/Page	Docket	File/Page
Supplemental	Page	95-0230457	95-0232951	175604	95-11739	246-264	95-0313576
Indenture	Date	6/01/95	6/01/95	6/01/95	6/01/95	6/01/95	6/01/95
Forty-Eighth	Book	File/Page	File/Page	File/Page	Book/Page	Docket	File/Page
Supplemental	Page	95-0230458	95-0232952	175605	95-11740	265-284	95-0343577
Indenture	Date	6/01/95	6/01/95	6/01/95	6/01/95	6/01/95	6/01/95

WHEREAS, the Board of Directors of the Company has duly authorized the creation of six additional series of bonds to be designated "First Mortgage Bonds, Series VV, due 2034," "First Mortgage Bonds, Series WW, due 2034," "First Mortgage Bonds, Series XX, due 2034," "First Mortgage Bonds, Series YY, due 2034," "First Mortgage Bonds, Series ZZ, due 2034," and "First Mortgage Bonds, Series AAA, due 2039," as hereinafter set forth in this Forty-Ninth Supplemental Indenture; and

WHEREAS, the execution and delivery of this Forty-Ninth Supplemental Indenture has been duly authorized by resolution of the Board of Directors of the Company; and

WHEREAS, all the conditions and requirements necessary to make this Forty-Ninth Supplemental Indenture a valid, binding and legal instrument in accordance with its terms and for the purposes herein expressed have been performed and fulfilled and the execution and delivery hereof have been in all respects duly authorized.

NOW, THEREFORE, in order further to secure the payment of the principal of and interest on all of the bonds of the Company at any time outstanding under the Original Indenture, as from time to time amended and supplemented (the "Indenture") and to secure the performance and observance of each and every of the covenants and agreements of the Indenture, as from time to time amended and supplemented, and for and in consideration of the premises, and of the sum of One Dollar ($1.00) to the Company duly paid by the Trustee (the receipt whereof is hereby acknowledged), the Company has executed and delivered this Forty-Ninth Supplemental Indenture and has granted, bargained, sold, warranted, released, conveyed, assigned, transferred, mortgaged, pledged, hypothecated, granted a security interest in, set over and confirmed, and by these presents does grant, bargain, sell, warrant, release, convey, assign, transfer, mortgage pledge, hypothecate, grant a security interest in, set over and confirm unto U.S. Bank National Association, as Trustee, and to its respective successors in said trust forever, with power of sale, all property, real, personal and mixed, now owned or hereafter acquired or to be acquired by the Company, and wheresoever situated (except such property as is expressly excepted or excluded from the lien and security interest of the Indenture, and property of a successor corporation or corporations excluded from the lien and security interest thereof by the provisions of Section 3 of Article XIV thereof) subject to the rights reserved by the Company in and by other provisions of the Indenture, including in the property subject and to be subject to the lien and security interest thereof and hereof (without in any manner limiting or impairing by the enumeration of the same scope and intent of the foregoing or of any general description contained in the Original Indenture or in this or any other supplemental indenture) all lands, rights-of-way, other land rights, flowage and other water rights, power houses, dams, reservoirs, docks, roads, and buildings, structures and other land improvements; steam, and other electric generating plants, including buildings and other structures, turbines, generators, exciters, boilers and other boiler plant equipment, condensing equipment, and all auxiliary equipment; stations and substations; electric transmission and distribution systems, including structures, poles, towers, fixtures, conduits, insulators, wires, cables, transformers, services and meters; steam heating plants and systems, including mains and equipment, gas plants, transmission and distribution systems, including pipe lines, structures, tanks, mains, compressor stations, purifier stations, pressure holders, governors, services and meters; communication systems, office, shop and other buildings and structures, and equipment; apparatus and equipment

and materials and supplies of all other kinds and descriptions; and all municipal and other franchises, leaseholds, licenses, permits, and privileges;

TOGETHER WITH all and singular the tenements, hereditaments and appurtenances belonging or in any wise appertaining to the aforesaid property or any part thereof with the reversion and reversions, remainder and remainders, tolls, rents and revenues, issues, income, proceeds, product and profits thereof, and a1l the estate, right, title and interest and claim whatsoever, at law as well as in equity, which the Company now has or may hereafter acquire in and to the aforesaid property and every part and parcel thereof (except such property as is expressly excepted or excluded from the lien and security interest of the Indenture, and property of a successor corporation or corporations excluded from the lien and security thereof by the provisions of Section 3 of Article XIV thereof), subject to the rights reserved by the Company in and by other provisions of the Indenture;

It is hereby agreed by the Company that, except as aforesaid, all the property, rights, and franchises acquired by the Company after the date hereof shall be as fully embraced within the lien and security interest hereof as if such property were now owned by the Company and were specifically described herein and conveyed and a security interest therein granted hereby;

SAVING AND EXCEPTING, HOWEVER, anything to the contrary notwithstanding contained herein or in the granting clauses of the Original Indenture and said Supplemental Indentures (a) such property described or referred to in any of such granting clauses as has been from time to time, released or sold free from the lien and security interest of the Original Indenture (or the Original Indenture, as supplemented) in accordance and compliance with the provisions thereof (or of the Original Indenture, as supplemented, as the case may be), and (b) all of the following property (whether now owned by the Company or hereafter acquired by it): (1) all gas, electric energy and steam produced, purchased or otherwise acquired; (2) all contracts, chosen in action, shares of stock, bonds, notes, evidences of indebtedness, and other securities, other than any of the foregoing which maybe required to be deposited from time to time with the Trustee in accordance with the provisions of the Indenture or are required by some express provision thereof to be deposited with the Trustee; (3) merchandise and appliances at any time acquired for the purpose of sale or lease to customers and others and contracts for the sale of merchandise and appliances; (4) motor vehicles; (5) timber on land owned by the Company; (6) minerals or mineral rights in lands owned by the Company; (7) oil, coal or gas, or oil, coal or gas rights in land owned by the Company or gas wells or oil wells or equipment therefore or coal mines or equipment therefore; (8) fuel and other personal property which are consumable in their use in the operation of the properties of the Company; (9) bills and accounts receivable; (10) cash on hand and in banks other than such cash as may be deposited from time to time with the Trustee in accordance with the provisions of the Indenture or as is required by some express provision thereof to be deposited with the Trustee; and (11) the last day of the term of each leasehold estate now or hereafter enjoyed by the Company. The Company may, however, expressly subject to the lien and security interest and operation of the Original Indenture and all indentures supplemental thereto all or any part of the property of the character described in clause (b) of this paragraph;

TO HAVE AND TO HOLD all said properties, real, personal and mixed, mortgaged, pledged, or conveyed and in which a security interest has been granted by the Company as aforesaid, or intended so to be, unto the Trustee and its successors and assigns forever, subject, however, to Permitted Liens as defined in the Indenture;

IN TRUST NEVERTHELESS, for the equal pro rata benefit and security as provided in the Original Indenture and all indentures supplemental thereto of all and every of the bonds issued and to be issued in accordance with the provisions of the Original Indenture and all indentures supplemental thereto, without preference priority or distinction as to lien or security interest of any over the others by reason of priority in time of the issue, negotiation or maturity thereof, subject, however, to the provisions of the Original Indenture and all indentures supplemental thereto relating to any sinking fund or similar fund for the benefit of the bonds of any particular series;

The Company does further covenant and agree with the Trustee as follows:

ARTICLE I

SERIES VV BONDS

Section 1: There is hereby created, for issuance under the Original Indenture as supplemented by the said Supplemental Indentures (including this Forty-Ninth Supplemental Indenture), a series of bonds designated Series VV, due 2034, each of which shall bear the descriptive title "First Mortgage Bonds, Series VV, due 2034," (herein sometimes referred to as "Series VV Bonds"), and the form thereof shall contain suitable provisions with respect to the matters hereinafter in this Section specified. All of the Series VV Bonds shall be registered bonds without coupons, and shall be substantially of the tenor and purport hereinafter recited. The Series VV Bonds shall mature on February 15, 2034 and shall be issued in denominations of either $5,000 or $100,000 and any multiple thereof as the Company may from time to time execute and deliver. The Series VV Bonds shall bear interest from the date of delivery at rates and shall be payable on payment dates which shall correspond exactly to the rates of interest and payment dates on the corresponding City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series A issued pursuant to the terms of the Indenture of Trust dated as of June 1, 2004 between the City of Chula Vista and U.S. Bank National Association, as trustee. Both the principal and interest on the Series VV Bonds shall be payable at the office of the Trustee in St. Paul, Minnesota. The Series VV Bonds shall be dated as in Section 9 of Article II of the Original Indenture provided with respect to registered bonds without coupons.

The Series VV Bonds shall be redeemable as provided in the Form of Reverse of Bond of Series VV, due 2034.

The Series VV Bonds shall be exchangeable for bonds of other authorized denominations and shall be transferable as provided in the Form of Reverse of Bond of Series VV, due 2034.

The Series VV Bonds shall otherwise be of such terms, provisions, tenor and form as provided in this Forty-Ninth Supplemental Indenture.

Section 2: The Series VV Bonds and the Trustee's certificate on said Bonds, are to be substantially in the following forms, respectively:

(Form of Face of Bond of Series VV, due 2034)

THE SERIES VV BONDS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN CONTRAVENTION OF SAID ACT, NOR MAY THEY BE TRANSFERRED EXCEPT TO A TRUSTEE PURSUANT TO THE PROVISIONS OF THAT CERTAIN LOAN AGREEMENT DATED AS OF JUNE 1, 2004, BETWEEN THE CITY OF CHULA VISTA AND SAN DIEGO GAS & ELECTRIC COMPANY.

SAN DIEGO GAS & ELECTRIC COMPANY
(INCORPORATED UNDER THE LAWS OF THE STATE OF CALIFORNIA)

FIRST MORTGAGE BOND
SERIES VV, DUE 2034

No. _____ $_____

SAN DIEGO GAS & ELECTRIC COMPANY, a corporation organized and existing under the laws of the State of California (hereinafter called the "Company"), for value received, hereby promises to pay to _____, or registered assigns, the sum of _____ Dollars in lawful money of the United States of America, on the fifteenth day of February, 2034, at the office of U.S. BANK NATIONAL ASSOCIATION as Trustee under the Indenture, as amended, or its successor thereunder, in St. Paul, Minnesota, and to pay to the registered owner hereof interest thereon from the date of delivery hereof until said principal sum shall be paid, at interest rates and on payment dates which shall correspond exactly to the rates of interest and payment dates on the corresponding City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series A issued pursuant to the terms of the Indenture of Trust dated as of June 1, 2004 between the City of Chula Vista and U.S. Bank National Association, as trustee.

The provisions of this bond are continued on the reverse hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This bond shall not be valid or become obligatory for any purpose unless and until U.S. BANK NATIONAL ASSOCIATION, as Trustee under the Indenture, as amended, or its successor thereunder, shall have signed the certificate of authentication endorsed hereon.

IN WITNESS WHEREOF, SAN DIEGO GAS & ELECTRIC COMPANY has caused this instrument to be executed in its name by the signature or facsimile signature of its President or any Vice President and its corporate seal, or a facsimile thereof to be hereto affixed and attested by the signature or facsimile signature of its Secretary or any Assistant Secretary.

Dated: _____

                                                    SAN DIEGO GAS & ELECTRIC COMPANY

Attest:

_____   By: _____
Secretary or Assistant Secretary   President or Vice President

(Form of Reverse of Bond of Series VV, due 2034)

This bond is one of a duly authorized issue of bonds of the Company, known as its First Mortgage Bonds, of the series and designation indicated on the face hereof, which issue of bonds consists or may consist, of several series of varying denominations, dates and tenor, all issued and to be issued under and equally secured (except insofar as a sinking fund, or similar fund, established in accordance with the provisions of the Indenture may afford additional security for the bonds of any specific series) by a Mortgage and Deed of Trust dated July 1, 1940, and indentures supplemental thereto, including the Forty-Ninth Supplemental Indenture dated as of June 1, 2004 (which Mortgage and Deed of Trust, as so supplemented, is herein called the "Indenture") executed by the Company to U.S. Bank National Association, as Trustee (herein called the "Trustee"), to which Indenture reference is hereby made for a description of the property mortgaged, pledged, hypothecated and in which a security interest was granted, the nature and extent of the security, the rights of the holders of the bonds and appurtenant coupons as to such security, and the terms and conditions upon which the bonds may be issued under the Indenture and are secured. The principal hereof may be declared or may become due on the conditions, in the manner and at the time set forth in the Indenture, upon the happening of a completed default as in the Indenture provided.

With the consent of the Company and to the extent permitted by and as provided in the Indenture, the rights and obligations of the Company or of the holders of the bonds or coupons, or the terms and provisions of the Indenture or of any indentures supplemental thereto, may be modified or altered by the affirmative vote of the holders of the percentage of principal amount of bonds required by the Indenture; provided, however, that without the consent of the holder hereof no such modification or alteration shall permit the reduction of the principal or the extension of the maturity of the principal of this, bond, or the reduction of the rate of interest hereon, or any other modification of the terms of payment of such principal or interest.

The Company, the Trustee, any paying agent, any registrar, and any depositary may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment of or on account of the principal hereof and interest hereon and for all other purposes and shall not be affected by any notice to the contrary.

The Series VV Bonds shall be redeemable, in whole or in part, to the same extent that redemption may be, or is required to be, made of the City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series A as set forth in Section 4.01 of the indenture pursuant to which such bonds were issued. The Series VV Bonds shall also be redeemable, in whole, at a redemption price of 100% of the principal amount, plus accrued interest, if any, on the date the above 2004 Series A Bonds become due and payable upon acceleration or otherwise.

As more fully provided in and subject to the provisions of the Indenture, the Series VV Bonds are also subject to redemption on any date, under certain circumstances specified in Section 13 of Article XI of the Indenture, upon not less than thirty (30) nor more than sixty (60) days' prior notice, given as aforesaid, in case of the disposition of certain properties of the Company, at 100% of the principal amount thereof, together with accrued interest thereon.

If this bond shall be called for redemption and payment duly provided therefor, as specified in the Indenture, interest shall cease to accrue hereon from and after the date fixed for redemption.

This bond is transferable as prescribed in the Indenture by the registered owner hereof in person, or by his duty authorized attorney, at the office of the Trustee in St. Paul, Minnesota, upon surrender and cancellation of this bond and thereupon a new registered bond of the same series and principal amount will be issued to the transferee in exchange therefor as provided in the Indenture, upon payment of any tax or taxes or other governmental charges required to be paid by the Company by reason of such transfer.

The registered owner of any bond or bonds of the Series VV, at the option of such holder, may surrender the same, accompanied by a written instrument of transfer in form approved by the Company duly executed by the registered owner, at the office of the Trustee St. Paul, Minnesota, for cancellation in exchange for another or other registered bonds of the said series of higher or lower authorized denominations of an aggregate principal amount equal to the aggregate principal amount of the bond or bonds so surrendered and bearing interest as provided in Section 9 of Article II of the Indenture, and upon payment of any tax or taxes or other governmental charges required to be

paid by the Company by reason of such exchange and subject to the terms and conditions specified in the Indenture, thereupon the Company shall execute and deliver to the Trustee and the Trustee shall authenticate and deliver such other bonds to such registered owner at its office or at such agency of the Company, at the option of such registered owner.

No recourse shall be had for the payment of the principal of (or premium, if any) or the interest on this bond, or any part thereof, or of any claim based herein or in respect hereof or of said Indenture, against any incorporator, or any past, or future stockholder, officer or director, as such, of the Company or of any predecessor or successor corporation, either directly or through the Company, or through any such predecessor or successor corporation, or through any receiver or a trustee in bankruptcy, whether, by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof expressly waived and released, as more fully provided in the Indenture

****

(Form of Trustee's Certificate)

This bond is one of the bonds of the Series designated therein, described in the within-mentioned Indenture

U.S. BANK NATIONAL ASSOCIATION,
  As Trustee,

By _____
    Authorized Officer

Section 3: The Series VV Bonds shall be executed, authenticated and delivered in accordance with the provisions and shall be entitled to the protection and security, of the Original Indenture supplemented by this Forty-Ninth Supplemental Indenture and the other supplemental indentures, and shall be subject to all of the terms, conditions and covenants and limitations thereof. The aggregate principal amount of the Series VV Bonds, which may be executed by the Company and authenticated and delivered by the Trustee and secured by the Indenture as from time to time in effect, is limited only to the extent provided in Section 1 of Article II of the Original Indenture.

ARTICLE II

SERIES WW BONDS

Section 1: There is hereby created, for issuance under the Original Indenture as supplemented by the said Supplemental Indentures (including this Forty-Ninth Supplemental Indenture), a series of bonds designated Series WW, due 2034, each of which shall bear the descriptive title "First Mortgage, Bonds Series WW, due 2034," (herein sometimes referred to as "Series WW Bonds"), and the form thereof shall contain suitable provisions with respect to the matters hereinafter in this Section specified. All of the Series WW Bonds shall be registered bonds without coupons, and shall be substantially of the tenor and purport hereinafter recited. The Series WW Bonds shall mature on February 15, 2034 and shall be issued in denominations of either $5,000 or $100,000 and any multiple thereof as the Company may from time to time execute and deliver. The Series WW Bonds shall bear interest from the date of delivery at rates and shall be payable on payment dates which shall correspond exactly to the rates of interest and payment dates on the corresponding City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series B issued pursuant to the terms of the Indenture of Trust dated as of June 1, 2004 between the City of Chula Vista and U.S. Bank National Association, as trustee. Both the principal and interest on the Series WW Bonds shall be payable at the office of the Trustee in St. Paul, Minnesota. The Series WW Bonds shall be dated as in Section 9 of Article II of the Original Indenture provided with respect to registered bonds without coupons.

The Series WW Bonds shall be redeemable as provided in the Form of Reverse of Bond of Series WW, due 2034.

The Series WW Bonds shall be exchangeable for bonds of other authorized denominations and shall be transferable as provided in the Form of Reverse of Bond of Series WW, due 2034.

The Series WW Bonds shall otherwise be of such terms, provisions, tenor and form as provided in this Forty-Ninth Supplemental Indenture.

Section 2: The Series WW Bonds and the Trustee's certificate on said Bonds, are to be substantially in the following forms, respectively:

(Form of Face of Bond of Series WW, due 2034)

THE SERIES WW BONDS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN CONTRAVENTION OF SAID ACT, NOR MAY THEY BE TRANSFERRED EXCEPT TO A TRUSTEE PURSUANT TO THE PROVISIONS OF THAT CERTAIN LOAN AGREEMENT DATED AS OF JUNE 1, 2004, BETWEEN THE CITY OF CHULA VISTA AND SAN DIEGO GAS & ELECTRIC COMPANY.

SAN DIEGO GAS & ELECTRIC COMPANY
(INCORPORATED UNDER THE LAWS OF THE STATE OF CALIFORNIA)

FIRST MORTGAGE BOND
SERIES WW, DUE 2034

No. _____ $_____

SAN DIEGO GAS & ELECTRIC COMPANY, a corporation organized and existing under the laws of the State of California (hereinafter called the "Company"), for value received, hereby promises to pay to _____, or registered assigns, the sum of _____ Dollars in lawful money of the United States of America, on the fifteenth day of February, 2034, at the office of U.S. BANK NATIONAL ASSOCIATION as Trustee under the Indenture, as amended, or its successor thereunder, in St. Paul, Minnesota, and to pay to the registered owner hereof interest thereon from the date of delivery hereof until said principal sum shall be paid, at interest rates and on payment dates which shall correspond exactly to the rates of interest and payment dates on the corresponding City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series B issued pursuant to the terms of the Indenture of Trust dated as of June 1, 2004 between the City of Chula Vista and U.S. Bank National Association, as trustee.

        The provisions of this bond are continued on the reverse hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

        This bond shall not be valid or become obligatory for any purpose unless and until U.S. BANK NATIONAL ASSOCIATION, as Trustee under the Indenture, as amended, or its successor thereunder, shall have signed the certificate of authentication endorsed hereon.

        IN WITNESS WHEREOF, SAN DIEGO GAS & ELECTRIC COMPANY has caused this instrument to be executed in its name by the signature or facsimile signature of its President or any Vice President and its corporate seal, or a facsimile thereof to be hereto affixed and attested by the signature or facsimile signature of its Secretary or any Assistant Secretary.

Dated: _____

                                                SAN DIEGO GAS & ELECTRIC COMPANY

Attest:

_____   By: _____
Secretary or Assistant Secretary   President or Vice President

(Form of Reverse of Bond of Series WW, due 2034)

This bond is one of a duly authorized issue of bonds of the Company, known as its First Mortgage Bonds, of the series and designation indicated on the face hereof, which issue of bonds consists or may consist, of several series of varying denominations, dates and tenor, all issued and to be issued under and equally secured (except insofar as a sinking fund, or similar fund, established in accordance with the provisions of the Indenture may afford additional security for the bonds of any specific series) by a Mortgage and Deed of Trust dated July 1, 1940, and indentures supplemental thereto, including the Forty-Ninth Supplemental Indenture dated as of June 1, 2004 (which Mortgage and Deed of Trust, as so supplemented, is herein called the "Indenture") executed by the Company to U.S. Bank National Association, as Trustee (herein called the "Trustee"), to which Indenture reference is hereby made for a description of the property mortgaged, pledged, hypothecated and in which a security interest was granted, the nature and extent of the security, the rights of the holders of the bonds and appurtenant coupons as to such security, and the terms and conditions upon which the bonds may be issued under the Indenture and are secured. The principal hereof may be declared or may become due on the conditions, in the manner and at the time set forth in the Indenture, upon the happening of a completed default as in the Indenture provided.

With the consent of the Company and to the extent permitted by and as provided in the Indenture, the rights and obligations of the Company or of the holders of the bonds or coupons, or the terms and provisions of the Indenture or of any indentures supplemental thereto, may be modified or altered by the affirmative vote of the holders of the percentage of principal amount of bonds required by the Indenture; provided, however, that without the consent of the holder hereof no such modification or alteration shall permit the reduction of the principal or the extension of the maturity of the principal of this, bond, or the reduction of the rate of interest hereon, or any other modification of the terms of payment of such principal or interest.

The Company, the Trustee, any paying agent, any registrar, and any depositary may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment of or on account of the principal hereof and interest hereon and for all other purposes and shall not be affected by any notice to the contrary.

The Series WW Bonds shall be redeemable, in whole or in part, to the same extent that redemption may be, or is required to be, made of the City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series B as set forth in Section 4.01 of the indenture pursuant to which such bonds were issued. The Series WW Bonds shall also be redeemable, in whole, at a redemption price of 100% of the principal amount, plus accrued interest, if any, on the date the above 2004 Series B Bonds become due and payable upon acceleration or otherwise.

As more fully provided in and subject to the provisions of the Indenture, Series WW are also subject to redemption on any date, under certain circumstances specified in Section 13 of Article XI of the Indenture, upon not less than thirty (30) nor more than sixty (60) days' prior notice, given as aforesaid, in case of the disposition of certain properties of the Company, at 100% of the principal amount thereof, together with accrued interest thereon.

If this bond shall be called for redemption and payment duly provided therefor, as specified in the Indenture, interest shall cease to accrue hereon from and after the date fixed for redemption.

This bond is transferable as prescribed in the Indenture by the registered owner hereof in person, or by his duty authorized attorney, at the office of the Trustee in St. Paul, Minnesota, upon surrender and cancellation of this bond and thereupon a new registered bond of the same series and principal amount will be issued to the transferee in exchange therefor as provided in the Indenture, upon payment of any tax or taxes or other governmental charges required to be paid by the Company by reason of such transfer.

The registered owner of any bond or bonds of the Series WW at the option of such holder, may surrender the same, accompanied by a written instrument of transfer in form approved by the Company duly executed by the registered owner, at the office of the Trustee in St. Paul, Minnesota, for cancellation in exchange for another or other registered bonds of the said series of higher or lower authorized denominations of an aggregate principal amount equal to the aggregate principal amount of the bond or bonds so surrendered and bearing interest as provided in Section 9 of Article II of the Indenture, and upon payment of any tax or taxes or other governmental charges required to be

paid by the Company by reason of such exchange and subject to the terms and conditions specified in the Indenture, thereupon the Company shall execute and deliver to the Trustee and the Trustee shall authenticate and deliver such other bonds to such registered owner at its office or at such agency of the Company, at the option of such registered owner.

No recourse shall be had for the payment of the principal of (or premium, if any) or the interest on this bond, or any part thereof, or of any claim based herein or in respect hereof or of said Indenture, against any incorporator, or any past, or future stockholder, officer or director, as such, of the Company or of any predecessor or successor corporation, either directly or through the Company, or through any such predecessor or successor corporation, or through any receiver or a trustee in bankruptcy, whether, by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof expressly waived and released, as more fully provided in the Indenture

****
(Form of Trustee's Certificate)

This bond is one of the bonds of the Series designated therein, described in the within-mentioned Indenture

U.S. BANK NATIONAL ASSOCIATION,
  As Trustee,

By _____
   Authorized Officer

Section 3: The Series WW Bonds shall be executed, authenticated and delivered in accordance with the provisions and shall be entitled to the protection and security, of the Original Indenture supplemented by this Forty-Ninth Supplemental Indenture and the other supplemental indentures, and shall be subject to all of the terms, conditions and covenants and limitations thereof. The aggregate principal amount of the Series WW Bonds, which may be executed by the Company and authenticated and delivered by the Trustee and secured by the Indenture as from time to time in effect, is limited only to the extent provided in Section 1 of Article II of the Original Indenture.

ARTICLE III

SERIES XX BONDS

Section 1: There is hereby created, for issuance under the Original Indenture as supplemented by the said Supplemental Indenture (including this Forty-Ninth Supplemental Indenture), a series of bonds designated Series XX, due 2034, each of which shall bear the descriptive title "First Mortgage, Bonds Series XX, due 2034," (herein sometimes referred to as "Series XX Bonds"), and the form thereof shall contain suitable provisions with respect to the matters hereinafter in this Section specified. All of the Series XX Bonds shall be registered bonds without coupons, and shall be substantially of the tenor and purport hereinafter recited. The Series XX Bonds shall mature on February 15, 2034 and shall be issued in denominations of either $5,000 or $100,000 and any multiple thereof as the Company may from time to time execute and deliver. The Series XX Bonds shall bear interest from the date of delivery at rates and shall be payable on payment dates which shall correspond exactly to the rates of interest and payment dates on the corresponding City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series C issued pursuant to the terms of the Indenture of Trust dated as of June 1, 2004 between the City of Chula Vista and U.S. Bank National Association, as trustee. Both the principal and interest on the Series XX Bonds shall be payable at the office of the Trustee in St. Paul, Minnesota. The Series XX Bonds shall be dated as in Section 9 of Article II of the Original Indenture provided with respect to registered bonds without coupons.

The Series XX Bonds shall be redeemable as provided in the Form of Reverse of Bond of Series XX due 2034.

The Series XX Bonds shall be exchangeable for bonds of other authorized denominations and shall be transferable as provided in the Form of Reverse of Bond of Series XX due 2034.

The Series XX Bonds shall otherwise be of such terms, provisions, tenor and form as provided in this Forty-Ninth Supplemental Indenture.

Section 2: The Series XX Bonds and the Trustee's certificate on said Bonds, are to be substantially in the following forms, respectively:

(Form of Face of Bond of Series XX, due 2034)

THE SERIES XX BONDS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN CONTRAVENTION OF SAID ACT, NOR MAY THEY BE TRANSFERRED EXCEPT TO A TRUSTEE PURSUANT TO THE PROVISIONS OF THAT CERTAIN LOAN AGREEMENT DATED AS OF JUNE 1, 2004, BETWEEN THE CITY OF CHULA VISTA AND SAN DIEGO GAS & ELECTRIC COMPANY.

SAN DIEGO GAS & ELECTRIC COMPANY
(INCORPORATED UNDER THE LAWS OF THE STATE OF CALIFORNIA)

FIRST MORTGAGE BOND
SERIES XX, DUE 2034

No. _____ $_____

SAN DIEGO GAS & ELECTRIC COMPANY, a corporation organized and existing under the laws of the State of California (hereinafter called the "Company"), for value received, hereby promises to pay to _____, or registered assigns, the sum of _____ Dollars in lawful money of the United States of America, on the fifteenth day of February, 2034, at the office of U.S. BANK NATIONAL ASSOCIATION as Trustee under the Indenture, as amended, or its successor thereunder, in St. Paul, Minnesota, and to pay to the registered owner hereof interest thereon from the date of delivery hereof until said principal sum shall be paid, at interest rates and on payment dates which shall correspond exactly to the rates of interest and payment dates on the corresponding City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series C issued pursuant to the terms of the Indenture of Trust dated as of June 1, 2004 between the City of Chula Vista and U.S. Bank National Association, as trustee.

The provisions of this bond are continued on the reverse hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This bond shall not be valid or become obligatory for any purpose unless and until U.S. BANK NATIONAL ASSOCIATION, as Trustee under the Indenture, as amended, or its successor thereunder, shall have signed the certificate of authentication endorsed hereon.

IN WITNESS WHEREOF, SAN DIEGO GAS & ELECTRIC COMPANY has caused this instrument to be executed in its name by the signature or facsimile signature of its President or any Vice President and its corporate seal, or a facsimile thereof to be hereto affixed and attested by the signature or facsimile signature of its Secretary or any Assistant Secretary.

Dated: _____

SAN DIEGO GAS & ELECTRIC COMPANY

Attest:

_____   By: _____
Secretary or Assistant Secretary   President or Vice President

(Form of Reverse of Bond of Series XX, due 2034)

This bond is one of a duly authorized issue of bonds of the Company, known as its First Mortgage Bonds, of the series and designation indicated on the face hereof, which issue of bonds consists or may consist, of several series of varying denominations, dates and tenor, all issued and to be issued under and equally secured (except insofar as a sinking fund, or similar fund, established in accordance with the provisions of the Indenture may afford additional security for the bonds of any specific series) by a Mortgage and Deed of Trust dated July 1, 1940, and indentures supplemental thereto, including the Forty-Ninth Supplemental Indenture dated as of June 1, 2004 (which Mortgage and Deed of Trust, as so supplemented, is herein called the "Indenture") executed by the Company to U.S. Bank National Association, as Trustee (herein called the "Trustee"), to which Indenture reference is hereby made for a description of the property mortgaged, pledged, hypothecated and in which a security interest was granted, the nature and extent of the security, the rights of the holders of the bonds and appurtenant coupons as to such security, and the terms and conditions upon which the bonds may be issued under the Indenture and are secured. The principal hereof may be declared or may become due on the conditions, in the manner and at the time set forth in the Indenture, upon the happening of a completed default as in the Indenture provided.

With the consent of the Company and to the extent permitted by and as provided in the Indenture, the rights and obligations of the Company or of the holders of the bonds or coupons, or the terms and provisions of the Indenture or of any indentures supplemental thereto, may be modified or altered by the affirmative vote of the holders of the percentage of principal amount of bonds required by the Indenture; provided, however, that without the consent of the holder hereof no such modification or alteration shall permit the reduction of the principal or the extension of the maturity of the principal of this, bond, or the reduction of the rate of interest hereon, or any other modification of the terms of payment of such principal or interest.

The Company, the Trustee, any paying agent, any registrar, and any depositary may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment of or on account of the principal hereof and interest hereon and for all other purposes and shall not be affected by any notice to the contrary.

The Series XX Bonds shall be redeemable, in whole or in part, to the same extent that redemption may be, or is required to be, made of the City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series C as set forth in Section 4.01 of the indenture pursuant to which such bonds were issued. The Series XX Bonds shall also be redeemable, in whole, at a redemption price of 100% of the principal amount, plus accrued interest, if any, on the date the above 2004 Series C Bonds become due and payable upon acceleration or otherwise.

As more fully provided in and subject to the provisions of the Indenture, the Series XX are also subject to redemption on any date, under certain circumstances specified in Section 13 of Article XI of the Indenture, upon not less than thirty (30) nor more than sixty (60) days' prior notice, given as aforesaid, in case of the disposition of certain properties of the Company, at 100% of the principal amount thereof, together with accrued interest thereon.

If this bond shall be called for redemption and payment duly provided therefor, as specified in the Indenture, interest shall cease to accrue hereon from and after the date fixed for redemption.

This bond is transferable as prescribed in the Indenture by the registered owner hereof in person, or by his duty authorized attorney, at the office of the Trustee in St. Paul, Minnesota, upon surrender and cancellation of this bond and thereupon a new registered bond of the same series and principal amount will be issued to the transferee in exchange therefor as provided in the Indenture, upon payment of any tax or taxes or other governmental charges required to be paid by the Company by reason of such transfer.

The registered owner of any bond or bonds of the Series XX at the option of such holder, may surrender the same, accompanied by a written instrument of transfer in form approved by the Company duly executed by the registered owner, at the office of the Trustee in St. Paul, Minnesota, for cancellation in exchange for another or other registered bonds of the said series of higher or lower authorized denominations of an aggregate principal amount equal to the aggregate principal amount of the bond or bonds so surrendered and bearing interest as provided in Section 9 of Article II of the Indenture, and upon payment of any tax or taxes or other governmental charges required to be

paid by the Company by reason of such exchange and subject to the terms and conditions specified in the Indenture, thereupon the Company shall execute and deliver to the Trustee and the Trustee shall authenticate and deliver such other bonds to such registered owner at its office or at such agency of the Company, at the option of such registered owner.

No recourse shall be had for the payment of the principal of (or premium, if any) or the interest on this bond, or any part thereof, or of any claim based herein or in respect hereof or of said Indenture, against any incorporator, or any past, or future stockholder, officer or director, as such, of the Company or of any predecessor or successor corporation, either directly or through the Company, or through any such predecessor or successor corporation, or through any receiver or a trustee in bankruptcy, whether, by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof expressly waived and released, as more fully provided in the Indenture

****

(Form of Trustee's Certificate)

This bond is one of the bonds of the Series designated therein, described in the within-mentioned Indenture

U.S. BANK NATIONAL ASSOCIATION,
  As Trustee,

By _____
  Authorized Officer

Section 3: The Series XX Bonds shall be executed, authenticated and delivered in accordance with the provisions and shall be entitled to the protection and security, of the Original Indenture supplemented by this Forty-Ninth Supplemental Indenture and the other supplemental indentures, and shall be subject to all of the terms, conditions and covenants and limitations thereof. The aggregate principal amount of the Series XX Bonds, which may be executed by the Company and authenticated and delivered by the Trustee and secured by the Indenture as from time to time in effect, is limited only to the extent provided in Section 1 of Article II of the Original Indenture.

ARTICLE IV

SERIES YY BONDS

Section 1: There is hereby created, for issuance under the Original Indenture as supplemented by the said Supplemental Indenture (including this Forty-Ninth Supplemental Indenture), a series of bonds designated Series YY, due 2034, each of which shall bear the descriptive title "First Mortgage, Bonds Series YY, due 2034," (herein sometimes referred to as "Series YY Bonds"), and the form thereof shall contain suitable provisions with respect to the matters hereinafter in this Section specified. All of the Series YY Bonds shall be registered bonds without coupons, and shall be substantially of the tenor and purport hereinafter recited. The Series YY Bonds shall mature on January 1, 2034 and shall be issued in denominations of either $5,000 or $100,000 and any multiple thereof as the Company may from time to time execute and deliver. The Series YY Bonds shall bear interest from the date of delivery at rates and shall be payable on payment dates which shall correspond exactly to the rates of interest and payment dates on the corresponding City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series D issued pursuant to the terms of the Indenture of Trust dated as of June 1, 2004 between the City of Chula Vista and U.S. Bank National Association, as trustee. Both the principal and interest on the Series YY Bonds shall be payable at the office of the Trustee in St. Paul, Minnesota. The Series YY Bonds shall be dated as in Section 9 of Article II of the Original Indenture provided with respect to registered bonds without coupons.

The Trustee will rely on the Company for the calculation of interest payable on the Series YY Bonds. In the event that the Company fails to provide the Trustee with such calculations, the Trustee shall be under no obligation to make or cause to be made such calculations.

The Series YY Bonds shall be redeemable as provided in the Form of Reverse of Bond of Series YY, due 2034.

The Series YY Bonds shall be exchangeable for bonds of other authorized denominations and shall be transferable as provided in the Form of Reverse of Bond of Series YY, due 2034.

The Series YY Bonds shall otherwise be of such terms, provisions, tenor and form as provided in this Forty-Ninth Supplemental Indenture.

Section 2: The Series YY Bonds and the Trustee's certificate on said Bonds, are to be substantially in the following forms, respectively:

(Form of Face of Bond of Series YY, due 2034)

THE SERIES YY BONDS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN CONTRAVENTION OF SAID ACT, NOR MAY THEY BE TRANSFERRED EXCEPT TO A TRUSTEE PURSUANT TO THE PROVISIONS OF THAT CERTAIN LOAN AGREEMENT DATED AS OF JUNE 1, 2004, BETWEEN THE CITY OF CHULA VISTA AND SAN DIEGO GAS & ELECTRIC COMPANY.

SAN DIEGO GAS & ELECTRIC COMPANY
(INCORPORATED UNDER THE LAWS OF THE STATE OF CALIFORNIA)

FIRST MORTGAGE BOND
SERIES YY, DUE 2034

No. _____ $_____

SAN DIEGO GAS & ELECTRIC COMPANY, a corporation organized and existing under the laws of the State of California (hereinafter called the "Company"), for value received, hereby promises to pay to _____, or registered assigns, the sum of _____ Dollars in lawful money of the United States of America, on the first day of January, 2034, at the office of U.S. BANK NATIONAL ASSOCIATION as Trustee under the Indenture, as amended, or its successor thereunder, in St. Paul, Minnesota, and to pay to the registered owner hereof interest thereon from the date of delivery hereof until said principal sum shall be paid, at interest rates and on payment dates which shall correspond exactly to the rates of interest and payment dates on the corresponding City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series D issued pursuant to the terms of the Indenture of Trust dated as of June 1, 2004 between the City of Chula Vista and U.S. Bank National Association, as trustee.

The provisions of this bond are continued on the reverse hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This bond shall not be valid or become obligatory for any purpose unless and until U.S. BANK NATIONAL ASSOCIATION, as Trustee under the Indenture, as amended, or its successor thereunder, shall have signed the certificate of authentication endorsed hereon.

IN WITNESS WHEREOF, SAN DIEGO GAS & ELECTRIC COMPANY has caused this instrument to be executed in its name by the signature or facsimile signature of its President or any Vice President and its corporate seal, or a facsimile thereof to be hereto affixed and attested by the signature or facsimile signature of its Secretary or any Assistant Secretary.

Dated: _____


SAN DIEGO GAS & ELECTRIC COMPANY


Attest:

_____   By: _____
Secretary or Assistant Secretary   President or Vice President

(Form of Reverse of Bond of Series YY, due 2034)

This bond is one of a duly authorized issue of bonds of the Company, known as its First Mortgage Bonds, of the series and designation indicated on the face hereof, which issue of bonds consists or may consist, of several series of varying denominations, dates and tenor, all issued and to be issued under and equally secured (except insofar as a sinking fund, or similar fund, established in accordance with the provisions of the Indenture may afford additional security for the bonds of any specific series) by a Mortgage and Deed of Trust dated July 1, 1940, and indentures supplemental thereto, including the Forty-Ninth Supplemental Indenture dated as of June 1, 2004 (which Mortgage and Deed of Trust, as so supplemented, is herein called the "Indenture") executed by the Company to U.S. Bank National Association, as Trustee (herein called the "Trustee"), to which Indenture reference is hereby made for a description of the property mortgaged, pledged, hypothecated and in which a security interest was granted, the nature and extent of the security, the rights of the holders of the bonds and appurtenant coupons as to such security, and the terms and conditions upon which the bonds may be issued under the Indenture and are secured. The principal hereof may be declared or may become due on the conditions, in the manner and at the time set forth in the Indenture, upon the happening of a completed default as in the Indenture provided.

With the consent of the Company and to the extent permitted by and as provided in the Indenture, the rights and obligations of the Company or of the holders of the bonds or coupons, or the terms and provisions of the Indenture or of any indentures supplemental thereto, may be modified or altered by the affirmative vote of the holders of the percentage of principal amount of bonds required by the Indenture; provided, however, that without the consent of the holder hereof no such modification or alteration shall permit the reduction of the principal or the extension of the maturity of the principal of this, bond, or the reduction of the rate of interest hereon, or any other modification of the terms of payment of such principal or interest.

The Company, the Trustee, any paying agent, any registrar, and any depositary may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment of or on account of the principal hereof and interest hereon and for all other purposes and shall not be affected by any notice to the contrary.

The Series YY Bonds shall be redeemable, in whole or in part, to the same extent that redemption may be, or is required to be, made of the City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series D as set forth in Section 4.01 of the indenture pursuant to which such bonds were issued. The Series YY Bonds shall also be redeemable, in whole, at a redemption price of 100% of the principal amount, plus accrued interest, if any, on the date the above 2004 Series D Bonds become due and payable upon acceleration or otherwise.

As more fully provided in and subject to the provisions of the Indenture, the Series YY are also subject to redemption on any date, under certain circumstances specified in Section 13 of Article XI of the Indenture, upon not less than thirty (30) nor more than sixty (60) days' prior notice, given as aforesaid, in case of the disposition of certain properties of the Company, at 100% of the principal amount thereof, together with accrued interest thereon.

If this bond shall be called for redemption and payment duly provided therefor, as specified in the Indenture, interest shall cease to accrue hereon from and after the date fixed for redemption.

This bond is transferable as prescribed in the Indenture by the registered owner hereof in person, or by his duty authorized attorney, at the office of the Trustee in St. Paul, Minnesota, upon surrender and cancellation of this bond and thereupon a new registered bond of the same series and principal amount will be issued to the transferee in exchange therefor as provided in the Indenture, upon payment of any tax or taxes or other governmental charges required to be paid by the Company by reason of such transfer.

The registered owner of any bond or bonds of the Series YY at the option of such holder, may surrender the same, accompanied by a written instrument of transfer in form approved by the Company duly executed by the registered owner, at the office of the Trustee in St. Paul, Minnesota, for cancellation in exchange for another or other registered bonds of the said series of higher or lower authorized denominations of an aggregate principal amount equal to the aggregate principal amount of the, bond or bonds so surrendered and bearing interest as provided in Section 9 of Article II of the Indenture, and upon payment of any tax or taxes or other governmental charges required to be

paid by the Company by reason of such exchange and subject to the terms and conditions specified in the Indenture, thereupon the Company shall execute and deliver to the Trustee and the Trustee shall authenticate and deliver such other bonds to such registered owner at its office or at such agency of the Company, at the option of such registered owner.

No recourse shall be had for the payment of the principal of (or premium, if any) or the interest on this bond, or any part thereof, or of any claim based herein or in respect hereof or of said Indenture, against any incorporator, or any past, or future stockholder, officer or director, as such, of the Company or of any predecessor or successor corporation, either directly or through the Company, or through any such predecessor or successor corporation, or through any receiver or a trustee in bankruptcy, whether, by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof expressly waived and released, as more fully provided in the Indenture

****

(Form of Trustee's Certificate)

This bond is one of the bonds of the Series designated therein, described in the within-mentioned Indenture

U.S. BANK NATIONAL ASSOCIATION,
  As Trustee,

By _____
  Authorized Officer

Section 3: The Series YY Bonds shall be executed, authenticated and delivered in accordance with the provisions and shall be entitled to the protection and security, of the Original Indenture supplemented by this Forty-Ninth Supplemental Indenture and the other supplemental indentures, and shall be subject to all of the terms, conditions and covenants and limitations thereof. The aggregate principal amount of the Series YY Bonds, which may be executed by the Company and authenticated and delivered by the Trustee and secured by the Indenture as from time to time in effect, is limited only to the extent provided in Section 1 of Article II of the Original Indenture.

ARTICLE V

SERIES ZZ BONDS

Section 1: There is hereby created, for issuance under the Original Indenture as supplemented by the said Supplemental Indenture (including this Forty-Ninth Supplemental Indenture), a series of bonds designated Series ZZ, due 2034, each of which shall bear the descriptive title "First Mortgage, Bonds Series ZZ, due 2034," (herein sometimes referred to as "Series ZZ Bonds"), and the form thereof shall contain suitable provisions with respect to the matters hereinafter in this Section specified. All of the Series ZZ Bonds shall be registered bonds without coupons, and shall be substantially of the tenor and purport hereinafter recited. The Series ZZ Bonds shall mature on January 1, 2034 and shall be issued in denominations of either $5,000 or $100,000 and any multiple thereof as the Company may from time to time execute and deliver. The Series ZZ Bonds shall bear interest from the date of delivery at rates and shall be payable on payment dates which shall correspond exactly to the rates of interest and payment dates on the corresponding City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series E issued pursuant to the terms of the Indenture of Trust dated as of June 1, 2004 between the City of Chula Vista and U.S. Bank National Association, as trustee. Both the principal and interest on the Series ZZ Bonds shall be payable at the office of the Trustee in St. Paul, Minnesota. The Series ZZ Bonds shall be dated as in Section 9 of Article II of the Original Indenture provided with respect to registered bonds without coupons.

The Trustee will rely on the Company for the calculation of interest payable on the Series ZZ Bonds. In the event that the Company fails to provide the Trustee with such calculations, the Trustee shall be under no obligation to make or cause to be made such calculations.

The Series ZZ Bonds shall be redeemable as provided in the Form of Reverse of Bond of Series ZZ, due 2034.

The Series ZZ Bonds shall be exchangeable for bonds of other authorized denominations and shall be transferable as provided in the Form of Reverse of Bond of Series ZZ, due 2034.

The Series ZZ Bonds shall otherwise be of such terms, provisions, tenor and form as provided in this Forty-Ninth Supplemental Indenture.

Section 2: The Series ZZ Bonds and the Trustee's certificate on said Bonds, are to be substantially in the following forms, respectively:

(Form of Face of Bond of Series ZZ, due 2034)

THE SERIES ZZ BONDS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN CONTRAVENTION OF SAID ACT, NOR MAY THEY BE TRANSFERRED EXCEPT TO A TRUSTEE PURSUANT TO THE PROVISIONS OF THAT CERTAIN LOAN AGREEMENT DATED AS OF JUNE 1, 2004, BETWEEN THE CITY OF CHULA VISTA AND SAN DIEGO GAS & ELECTRIC COMPANY.

SAN DIEGO GAS & ELECTRIC COMPANY
(INCORPORATED UNDER THE LAWS OF THE STATE OF CALIFORNIA)

FIRST MORTGAGE BOND
SERIES ZZ, DUE 2034

No. _____ $_____

SAN DIEGO GAS & ELECTRIC COMPANY, a corporation organized and existing under the laws of the State of California (hereinafter called the "Company"), for value received, hereby promises to pay to _____, or registered assigns, the sum of _____ Dollars in lawful money of the United States of America, on the first day of January, 2034, at the office of U.S. BANK NATIONAL ASSOCIATION as Trustee under the Indenture, as amended, or its successor thereunder, in St. Paul, Minnesota, and to pay to the registered owner hereof interest thereon from the date of delivery hereof until said principal sum shall be paid, at interest rates and shall be payable on payment dates which shall correspond exactly to the rates of interest and payment dates on the corresponding City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series E issued pursuant to the terms of the Indenture of Trust dated as of June 1, 2004 between the City of Chula Vista and U.S. Bank National Association, as trustee.

The provisions of this bond are continued on the reverse hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This bond shall not be valid or become obligatory for any purpose unless and until U.S. BANK NATIONAL ASSOCIATION, as Trustee under the Indenture, as amended, or its successor thereunder, shall have signed the certificate of authentication endorsed hereon.

IN WITNESS WHEREOF, SAN DIEGO GAS & ELECTRIC COMPANY has caused this instrument to be executed in its name by the signature or facsimile signature of its President or any Vice President and its corporate seal, or a facsimile thereof to be hereto affixed and attested by the signature or facsimile signature of its Secretary or any Assistant Secretary.

Dated: _____

SAN DIEGO GAS & ELECTRIC COMPANY

Attest:

_____   By: _____
Secretary or Assistant Secretary   President or Vice President

(Form of Reverse of Bond of Series ZZ, due 2034)

This bond is one of a duly authorized issue of bonds of the Company, known as its First Mortgage Bonds, of the series and designation indicated on the face hereof, which issue of bonds consists or may consist, of several series of varying denominations, dates and tenor, all issued and to be issued under and equally secured (except insofar as a sinking fund, or similar fund, established in accordance with the provisions of the Indenture may afford additional security for the bonds of any specific series) by a Mortgage and Deed of Trust dated July 1, 1940, and indentures supplemental thereto, including the Forty-Ninth Supplemental Indenture dated as of June 1, 2004 (which Mortgage and Deed of Trust, as so supplemented, is herein called the "Indenture") executed by the Company to U.S. Bank National Association, as Trustee (herein called the "Trustee"), to which Indenture reference is hereby made for a description of the property mortgaged, pledged, hypothecated and in which a security interest was granted, the nature and extent of the security, the rights of the holders of the bonds and appurtenant coupons as to such security, and the terms and conditions upon which the bonds may be issued under the Indenture and are secured. The principal hereof may be declared or may become due on the conditions, in the manner and at the time set forth in the Indenture, upon the happening of a completed default as in the Indenture provided.

With the consent of the Company and to the extent permitted by and as provided in the Indenture, the rights and obligations of the Company or of the holders of the bonds or coupons, or the terms and provisions of the Indenture or of any indentures supplemental thereto, may be modified or altered by the affirmative vote of the holders of the percentage of principal amount of bonds required by the Indenture; provided, however, that without the consent of the holder hereof no such modification or alteration shall permit the reduction of the principal or the extension of the maturity of the principal of this, bond, or the reduction of the rate of interest hereon, or any other modification of the terms of payment of such principal or interest.

The Company, the Trustee, any paying agent, any registrar, and any depositary may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment of or on account of the principal hereof and interest hereon and for all other purposes and shall not be affected by any notice to the contrary.

The Series ZZ Bonds shall be redeemable, in whole or in part, to the same extent that redemption may be, or is required to be, made of the City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series E as set forth in Section 4.01 of the indenture pursuant to which such bonds were issued. The Series ZZ Bonds shall also be redeemable, in whole, at a redemption price of 100% of the principal amount, plus accrued interest, if any, on the date the above 2004 Series E Bonds become due and payable upon acceleration or otherwise.

As more fully provided in and subject to the provisions of the Indenture, the Series ZZ are also subject to redemption on any date, under certain circumstances specified in Section 13 of Article XI of the Indenture, upon not less than thirty (30) nor more than sixty (60) days' prior notice, given as aforesaid, in case of the disposition of certain properties of the Company, at 100% of the principal amount thereof, together with accrued interest thereon.

If this bond shall be called for redemption and payment duly provided therefor, as specified in the Indenture, interest shall cease to accrue hereon from and after the date fixed for redemption.

This bond is transferable as prescribed in the Indenture by the registered owner hereof in person, or by his duty authorized attorney, at the office of the Trustee in St. Paul, Minnesota, upon surrender and cancellation of this bond and thereupon a new registered bond of the same series and principal amount will be issued to the transferee in exchange therefor as provided in the Indenture, upon payment of any tax or taxes or other governmental charges required to be paid by the Company by reason of such transfer.

The registered owner of any bond or bonds of the Series ZZ at the option of such holder, may surrender the same, accompanied by a written instrument of transfer in form approved by the Company duly executed by the registered owner, at the office of the Trustee in St. Paul, Minnesota, for cancellation in exchange for another or other registered bonds of the said series of higher or lower authorized denominations of an aggregate principal amount equal to the aggregate principal amount of the, bond or bonds so surrendered and bearing interest as provided in Section 9 of Article II of the Indenture, and upon payment of any tax or taxes or other governmental charges required to be

paid by the Company by reason of such exchange and subject to the terms and conditions specified in the Indenture, thereupon the Company shall execute and deliver to the Trustee and the Trustee shall authenticate and deliver such other bonds to such registered owner at its office or at such agency of the Company, at the option of such registered owner.

No recourse shall be had for the payment of the principal of (or premium, if any) or the interest on this bond, or any part thereof, or of any claim based herein or in respect hereof or of said Indenture, against any incorporator, or any past, or future stockholder, officer or director, as such, of the Company or of any predecessor or successor corporation, either directly or through the Company, or through any such predecessor or successor corporation, or through any receiver or a trustee in bankruptcy, whether, by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof expressly waived and released, as more fully provided in the Indenture

****

(Form of Trustee's Certificate)

This bond is one of the bonds of the Series designated therein, described in the within-mentioned Indenture

U.S. BANK NATIONAL ASSOCIATION,
  As Trustee,

By _____
    Authorized Officer

Section 3: The Series ZZ Bonds shall be executed, authenticated and delivered in accordance with the provisions and shall be entitled to the protection and security, of the Original Indenture supplemented by this Forty-Ninth Supplemental Indenture and the other supplemental indentures, and shall be subject to all of the terms, conditions and covenants and limitations thereof. The aggregate principal amount of the Series ZZ Bonds, which may be executed by the Company and authenticated and delivered by the Trustee and secured by the Indenture as from time to time in effect, is limited only to the extent provided in Section 1 of Article II of the Original Indenture.

ARTICLE VI

SERIES AAA BONDS

Section 1: There is hereby created, for issuance under the Original Indenture as supplemented by the said Supplemental Indenture (including this Forty-Ninth Supplemental Indenture), a series of bonds designated Series AAA, due 2039, each of which shall bear the descriptive title "First Mortgage, Bonds Series AAA, due 2039," (herein sometimes referred to as "Series AAA Bonds"), and the form thereof shall contain suitable provisions with respect to the matters hereinafter in this Section specified. All of the Series AAA Bonds shall be registered bonds without coupons, and shall be substantially of the tenor and purport hereinafter recited. The Series AAA Bonds shall mature on May 1, 2039 and shall be issued in denominations of either $5,000 or $100,000 and any multiple thereof as the Company may from time to time execute and deliver. The Series AAA Bonds shall bear interest from the date of delivery at rates and shall be payable on payment dates which shall correspond exactly to the rates of interest and payment dates on the corresponding City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series F issued pursuant to the terms of the Indenture of Trust dated as of June 1, 2004 between the City of Chula Vista and U.S. Bank National Association, as trustee. Both the principal and interest on the Series AAA Bonds shall be payable at the office of the Trustee in St. Paul, Minnesota. The Series AAA Bonds shall be dated as in Section 9 of Article II of the Original Indenture provided with respect to registered bonds without coupons.

The Trustee will rely on the Company for the calculation of interest payable on the Series AAA Bonds. In the event that the Company fails to provide the Trustee with such calculations, the Trustee shall be under no obligation to make or cause to be made such calculations.

The Series AAA Bonds shall be redeemable as provided in the Form of Reverse of Bond of Series AAA, due 2039.

The Series AAA Bonds shall be exchangeable for bonds of other authorized denominations and shall be transferable as provided in the Form of Reverse of Bond of Series AAA, due 2039.

The Series AAA Bonds shall otherwise be of such terms, provisions, tenor and form as provided in this Forty-Ninth Supplemental Indenture.

Section 2: The Series AAA Bonds and the Trustee's certificate on said Bonds, are to be substantially in the following forms, respectively:

(Form of Face of Bond of Series AAA, due 2039)

THE SERIES AAA BONDS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN CONTRAVENTION OF SAID ACT, NOR MAY THEY BE TRANSFERRED EXCEPT TO A TRUSTEE PURSUANT TO THE PROVISIONS OF THAT CERTAIN LOAN AGREEMENT DATED AS OF JUNE 1, 2004, BETWEEN THE CITY OF CHULA VISTA AND SAN DIEGO GAS & ELECTRIC COMPANY.

SAN DIEGO GAS & ELECTRIC COMPANY
(INCORPORATED UNDER THE LAWS OF THE STATE OF CALIFORNIA)

FIRST MORTGAGE BOND
SERIES AAA, DUE 2039

No. _____ $_____

SAN DIEGO GAS & ELECTRIC COMPANY, a corporation organized and existing under the laws of the State of California (hereinafter called the "Company"), for value received, hereby promises to pay to _____, or registered assigns, the sum of _____ Dollars in lawful money of the United States of America, on the first day of May, 2039, at the office of U.S. BANK NATIONAL ASSOCIATION as Trustee under the Indenture, as amended, or its successor thereunder, in St. Paul, Minnesota, and to pay to the registered owner hereof interest thereon from the date of delivery hereof until said principal sum shall be paid, at interest rates and on payment dates which shall correspond exactly to the rates of interest and payment dates on the corresponding City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series F issued pursuant to the terms of the Indenture of Trust dated as of June 1, 2004 between the City of Chula Vista and U.S. Bank National Association, as trustee.

The provisions of this bond are continued on the reverse hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This bond shall not be valid or become obligatory for any purpose unless and until U.S. BANK NATIONAL ASSOCIATION, as Trustee under the Indenture, as amended, or its successor thereunder, shall have signed the certificate of authentication endorsed hereon.

IN WITNESS WHEREOF, SAN DIEGO GAS & ELECTRIC COMPANY has caused this instrument to be executed in its name by the signature or facsimile signature of its President or any Vice President and its corporate seal, or a facsimile thereof to be hereto affixed and attested by the signature or facsimile signature of its Secretary or any Assistant Secretary.

Dated: _____

SAN DIEGO GAS & ELECTRIC COMPANY

Attest:

_____   By: _____
Secretary or Assistant Secretary   President or Vice President

(Form of Reverse of Bond of Series AAA, due 2039)

This bond is one of a duly authorized issue of bonds of the Company, known as its First Mortgage Bonds, of the series and designation indicated on the face hereof, which issue of bonds consists or may consist, of several series of varying denominations, dates and tenor, all issued and to be issued under and equally secured (except insofar as a sinking fund, or similar fund, established in accordance with the provisions of the Indenture may afford additional security for the bonds of any specific series) by a Mortgage and Deed of Trust dated July 1, 1940, and indentures supplemental thereto, including the Forty-Ninth Supplemental Indenture dated as of June 1, 2004 (which Mortgage and Deed of Trust, as so supplemented, is herein called the "Indenture") executed by the Company to U.S. Bank National Association, as Trustee (herein called the "Trustee"), to which Indenture reference is hereby made for a description of the property mortgaged, pledged, hypothecated and in which a security interest was granted, the nature and extent of the security, the rights of the holders of the bonds and appurtenant coupons as to such security, and the terms and conditions upon which the bonds may be issued under the Indenture and are secured. The principal hereof may be declared or may become due on the conditions, in the manner and at the time set forth in the Indenture, upon the happening of a completed default as in the Indenture provided.

With the consent of the Company and to the extent permitted by and as provided in the Indenture, the rights and obligations of the Company or of the holders of the bonds or coupons, or the terms and provisions of the Indenture or of any indentures supplemental thereto, may be modified or altered by the affirmative vote of the holders of the percentage of principal amount of bonds required by the Indenture; provided, however, that without the consent of the holder hereof no such modification or alteration shall permit the reduction of the principal or the extension of the maturity of the principal of this, bond, or the reduction of the rate of interest hereon, or any other modification of the terms of payment of such principal or interest.

The Company, the Trustee, any paying agent, any registrar, and any depositary may deem and treat the person in whose name this bond is registered as the absolute owner hereof for the purpose of receiving payment of or on account of the principal hereof end interest hereon and for all other purposes and shall not be affected by any notice to the contrary.

The Series AAA Bonds shall be redeemable, in whole or in part, to the same extent that redemption may be, or is required to be, made of the City of Chula Vista Industrial Development Revenue Refunding Bonds (San Diego Gas & Electric Company) 2004 Series F as set forth in Section 4.01 of the indenture pursuant to which such bonds were issued. The Series AAA Bonds shall also be redeemable, in whole, at a redemption price of 100% of the principal amount, plus accrued interest, if any, on the date the above 2004 Series F Bonds become due and payable upon acceleration or otherwise.

As more fully provided in and subject to the provisions of the Indenture, the Series AAA are also subject to redemption on any date, under certain circumstances specified in Section 13 of Article XI of the Indenture, upon not less than thirty (30) nor more than sixty (60) days' prior notice, given as aforesaid, in case of the disposition of certain properties of the Company, at 100% of the principal amount thereof, together with accrued interest thereon.

If this bond shall be called for redemption and payment duly provided therefor, as specified in the Indenture, interest shall cease to accrue hereon from and after the date fixed for redemption.

This bond is transferable as prescribed in the Indenture by the registered owner hereof in person, or by his duty authorized attorney, at the office of the Trustee in St. Paul, Minnesota, upon surrender and cancellation of this bond and thereupon a new registered bond of the same series and principal amount will be issued to the transferee in exchange therefor as provided in the Indenture, upon payment of any tax or taxes or other governmental charges required to be paid by the Company by reason of such transfer.

The registered owner of any bond or bonds of the Series AAA at the option of such holder, may surrender the same, accompanied by a written instrument of transfer in form approved by the Company duly executed by the registered owner, at the office of the Trustee in St. Paul, Minnesota, for cancellation in exchange for another or other registered bonds of the said series of higher or lower authorized denominations of an aggregate principal amount equal to the aggregate principal amount of the, bond or bonds so surrendered and bearing interest as provided in Section 9 of Article II of the Indenture, and upon payment of any tax or taxes or other governmental charges required to be

paid by the Company by reason of such exchange and subject to the terms and conditions specified in the Indenture, thereupon the Company shall execute and deliver to the Trustee and the Trustee shall authenticate and deliver such other bonds to such registered owner at its office or at such agency of the Company, at the option of such registered owner.

No recourse shall be had for the payment of the principal of (or premium, if any) or the interest on this bond, or any part thereof, or of any claim based herein or in respect hereof or of said Indenture, against any incorporator, or any past, or future stockholder, officer or director, as such, of the Company or of any predecessor or successor corporation, either directly or through the Company, or through any such predecessor or successor corporation, or through any receiver or a trustee in bankruptcy, whether, by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof expressly waived and released, as more fully provided in the Indenture

****
(Form of Trustee's Certificate)

This bond is one of the bonds of the Series designated therein, described in the within-mentioned Indenture

U.S. BANK NATIONAL ASSOCIATION,
  As Trustee,

By _____
    Authorized Officer

Section 3: The Series AAA Bonds shall be executed, authenticated and delivered in accordance with the provisions and shall be entitled to the protection and security, of the Original Indenture supplemented by this Forty-Ninth Supplemental Indenture and the other supplemental indentures, and shall be subject to all of the terms, conditions and covenants and limitations thereof. The aggregate principal amount of the Series AAA Bonds, which may be executed by the Company and authenticated and delivered by the Trustee and secured by the Indenture as from time to time in effect, is limited only to the extent provided in Section 1 of Article II of the Original Indenture.


ARTICLE VII

MISCELLANEOUS PROVISIONS


Section 1: This instrument is executed and shall be construed as an indenture supplemental to the Original Indenture and shall form a part thereof and, as supplemented by this Forty-Ninth Supplemental Indenture, the Original Indenture as heretofore supplemented and amended is hereby confirmed.

All terms used in this Forty-Ninth Supplemental Indenture shall be taken to have meaning as in the Original Indenture, as heretofore supplemented and amended, except terms which may be otherwise expressly defined herein and in cases where the context clearly indicates otherwise.

In order to facilitate the filing of this Forty-Ninth Supplemental Indenture the same may be executed in several counterparts each of which, when so executed, shall be deemed to be an original, but such counterparts shall constitute but one and the same instrument.

Section 2: This Forty-Ninth Supplemental Indenture is dated for convenience June   , 2004, although executed and delivered on the date of the acknowledgment hereof by the Trustee and the same shall be effective from the date on which it is so executed and delivered.

Section 3: All of the covenants, stipulations, promises and agreements in this Forty-Ninth Supplemental Indenture by or on behalf of the Company shall bind its successors and assigns, whether so expressed or not.

IN WITNESS WHEREOF, SAN DIEGO GAS & ELECTRIC COMPANY has caused this Forty-Ninth Supplemental Indenture to be signed in its name and behalf by its duty authorized officer and its corporate seal to be hereunto affixed duly attested by its Secretary or one of its Assistant Secretaries, and U.S. BANK NATIONAL ASSOCIATION, to evidence its acceptance of the trusts hereby created, has caused this Forty-Ninth Supplemental Indenture to be signed in its name and behalf by its duly authorized officer as of the day and year first above written.

SAN DIEGO GAS & ELECTRIC COMPANY

By: [signature]
Name: Terry M. Fleskes
Title: Vice President and Treasurer

Attest:

By: [signature]
Name: Thomas C. Sanger
Title: Secretary

U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE

By: [signature]
Name: Fonda Hall
Title: Vice President

144492v16

32

STATE OF CALIFORNIA   )
)   ss

COUNTY OF SAN DIEGO   )

On June ___, 2004, before me, _____, a Notary Public, in and for said County and State, personally appeared Terry M. Fleskes, a Vice President and the Treasurer, and Thomas C. Sanger, the Secretary, of SAN DIEGO GAS & ELECTRIC COMPANY, personally known to me (or proved to me on the basis of satisfactory evidence) to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacities, and that by their signatures on the instrument the entity upon behalf of which they acted, executed the instrument.

WITNESS my hand and official seal.

STATE OF CALIFORNIA   )
)   ss

COUNTY OF LOS ANGELES   )

On June ___, 2004, before me, _____, a Notary Public in and for said County and State, personally appeared _____ of U.S. BANK NATIONAL ASSOCIATION, personally known to me (or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her authorized capacities, and that by his/her signature on the instrument the entity upon behalf of which he/she acted, executed the instrument.

WITNESS my hand and official seal.